Graf Industrial Corp.

118 Vintage Park Blvd., Suite W-222

Houston, Texas 77070

October 15, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Erin E. Martin

Sarah von Althann

Re:	Graf Industrial Corp. Registration Statement on Form S-1/A Filed October 10, 2018
File No. 333-227396

Dear Ms. Martin:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Graf Industrial Corp. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 4:00 p.m. (EDT) on October 15, 2018, or as soon as practicable thereafter.

Please call Joel L. Rubinstein, Esq. of Winston & Strawn LLP at (212) 294-5336 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Graf Industrial Corp.

By:	/s/ James A. Graf
James A. Graf
Chief Executive Officer

cc:	Joel L. Rubinstein, Esq., Winston & Strawn LLP